Filed by X-Rite, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: X-Rite, Incorporated

Commission File No.: 0-14800

AMAZYS ANNOUNCEMENT SCRIPT FOR CONFERENCE CALL ON

JANUARY 31, 2006

The materials contained herein are neither an offer to purchase nor a solicitation of an offer to sell shares of Amazys Holdings AG and is not a substitute for the prospectus and proxy statement and other documents that X-Rite will file with the SEC. At the time the expected exchange offer is commenced, X-Rite will file exchange offer materials and other documents with the U.S. Securities and Exchange Commission (“SEC”), including a prospectus in an S-4 Registration Statement, and will also file exchange offer materials with the Swiss Takeover Board. The exchange offer materials will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The exchange offer materials and certain other offer documents will be made available to all stockholders of Amazys Holdings AG at no expense to them. The exchange offer materials will also be available for free at the SEC’s website at www.sec.gov. Amazys Holdings AG stockholders are urged to read the relevant exchange offer documents when they become available, as well as any amendments or supplements to those documents, because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.

In addition, the issuance of X-Rite common stock in connection with the proposed transaction will be submitted to X-Rite shareholders for their consideration, and X-Rite will file with the SEC a proxy statement to be used by X-Rite to solicit its shareholders’ approval of the issuance of X-Rite common stock, as well as other relevant documents concerning the proposed transaction. The definitive proxy statement will be sent to the shareholders of X-Rite seeking their approval of the issuance of X-Rite common stock. You will be able to obtain a free copy of the proxy statement, as well as other filings containing information about X-Rite, at the SEC’s Internet site (http://www.sec.gov). Shareholders of X-Rite are urged to read the proxy statement regarding the proposed transaction and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information.

X-Rite and its directors, officers and other members of its management and employees also may be soliciting proxies from X-Rite’s in connection with the vote of X-Rite shareholders referenced above. Information regarding those participants will be included in Part III of the Company’s Annual Report on Form 10-K for the 2005 fiscal year of the company. Copies of this filing will be available at the SEC’s website. Additional information regarding the interests of those participants may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

(MARY) – Safe Harbor Statement

Good Morning.

Thank you for joining us today to discuss the X-Rite and Amazys—more familiar to everyone as GretagMacbeth—transaction announced jointly this morning. This is an exciting step for both companies and Michael C. Ferrara X-Rite’s CEO and Thomas J. Vacchiano Jr. Amazys’ CEO are here with me to discuss the transaction and our optimism about the combined Company’s strength in creating a profitable and growing leader in the color industry. I also want to recognize Mario Fontana the Chairman of Amazys and John Utley the Chairman for X-Rite who are both in Switzerland and on the call with us today. Following our remarks we would be glad to answer your questions, but before we begin…

I have to caution you that the information we have released and will be discussing may contain forward-looking statements based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “model,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this call. We undertake no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to the results reported in accordance with generally accepted accounting principles (GAAP), X-Rite may provide certain information, which are considered non-GAAP financial measures. Management believes that these non-GAAP financial measures are useful to both management and its investors in their analysis of the company’s underlying business and operating performance. Management also uses this information for operational planning and decision-making purposes. Non-GAAP financial measures should not be considered a substitute for any GAAP measure. Additionally, non-GAAP financial measures as presented by X-Rite may not be comparable to similarly titled measures reported by other companies. A reconciliation of these items can be found on our website at www-xrite.com, in the investor relations section.

OVERVIEW OF CALL

Mike will cover:

1.	Strategic rationale for the acquisition

2.	Review the terms of the proposed transaction

3.	Provide closing remarks

Tom will cover:

1.	Discuss Amazys’ strategic rationale

2.	Discuss benefits of the combination

I will cover:

1.	Cost synergies review

2.	Discuss integration and strategy plans

3.	Discuss financing and balance sheet

4.	Administrative and timeline update

Then we’ll take your questions.

I’d now like to turn the call over to Mike Ferrara, X-Rite’s CEO. Mike?

(MIKE)

Good Morning. Thanks Mary.

-	We are all very enthusiastic about the strategic combination of X-Rite and Amazys and believe it will provide value for shareholders of both companies.

Strategic Rationale

-	Let me begin with the strategic rationale for the acquisition:

-	The acquisition creates a market leader, makes great economic sense, enhances shareholder value and sets the foundation for long-term growth.

-	The combined company will have estimated combined sales of more than $240 million and significant market potential.

-	We are a leader in many categories in which we operate – digital imaging, retail and industrial. Through effective supply chain management, we are positioned to be the choice of global companies to provide solutions that drive down their costs, increase their productivity and stimulate their top-line growth.

-	We see economies of scale that we believe will result in high synergy potential over 3 years

•	Combined annual operational cost savings potential of $25 million by year three
•	Gross margin target of 63% by year three
•	And this acquisition is expected to be EPS accretive in year two

-	Our pooled investment in research and development will help propel our technological innovation, enabling us to further enhance capability and flexibility in products and services.

-	The combination will create an organization with 90 years of IP and technology leadership, 200 plus worldwide patents and applications, 190 color scientists and engineering personnel.

-	Extended market opportunity. The pooling of resources also allows the new company to address new markets and geographies.

•	Estimated combined revenue breakdown: North America 47 percent; Europe 36 percent; Asia and Other 17 percent

•	The combination offers significant growth potential by enabling us to expand into large, undefined market universes, specifically consumer and enterprise color management.

•	Emerging markets offer a potential $1 billion to $1.5 billion business opportunity, with estimated 6-8% growth.

•	Growth in traditional markets offers a potential $500 million to $1 billion business opportunity, with estimated 3-5% growth.

•	As consumer desire for color precision increases due to advancements in digital technology, we believe that the demand for our solutions will grow exponentially.

•	New opportunities in existing and emerging markets, such as home décor, digital photography and printing are expected to drive future growth.

-	We believe it combines the best-of-the-best. We believe that combining X-Rite and Amazys’ complementary strengths will allow us to unite the best-of-the-best in terms of talent, innovation and products. We will have one of the strongest talent pools in the industry.

-	Just as important as the strong strategic fit of our companies is the cultural fit. We believe that X-Rite and Amazys share compatible values, operating philosophies and views of the future. The wider talent pool will help increase our innovation and IP offering. The new executive team will be an alliance of industry expertise, with representation from both companies. I respect Tom Vacchiano’s leadership and look forward to working with him through this integration process.

-	The strong financial rationale for the acquisition, combined with the resources, talent, IP, technology and geographic reach of the new company, will help us to be a leader in key markets within which we operate – graphic arts, industrial and retail. Once fully integrated, we believe that our company will redefine the color industry.

Review the terms of the proposed transaction

•	Business combination, supported by both Boards of Directors

•	Offer to Amazys shareholders

o	Offer price per share: CHF 77 plus 2.11 X-Rite shares for each share of Amazys stock.

•	Conditions of the offer

o	X-Rite shareholder approval

o	70% acceptance level from Amazys shareholders

o	Regulatory approvals

•	Financing

o	Acquisition financing package of $220 million committed by Goldman Sachs

•	Board Composition

o	Nine member Board, comprised of six members from X-Rite and three members from Amazys.

•	Management team

o	Senior management team comprised of talent from both companies

o	I’ll remain CEO, Tom Vacchiano will be named President and COO, Mary Chowning will remain CFO, and Dr. Francis Lamy will be named CTO.

•	We expect the transaction will be completed in the late Spring of 2006.

•	X-Rite will be a registered holding company, dually listed on both Nasdaq and Swiss Exchange, with global corporate headquarters based in Grandville, Michigan and European headquarters in Regensdorf, Switzerland.

-	We believe the combination of X-Rite and Amazys is compelling from both a strategic and financial perspective. To start, the acquisition will build on X-Rite’s foundation as a leading global color company, which we believe will enable the company to further leverage its substantial scale to drive innovation, maximize operating efficiency, and realize significant cost synergies.

-	Given our optimism about the future of the industry and our assessment of the resources needed to strengthen our position in the broader color market, we believe we can best meet market demand and maximize shareholder value through this combination. We believe that the acquisition of Amazys will give us those resources, providing the opportunity to achieve greater scale to support a level of R&D investment that will continue to drive technology advances in the industry.

-	With that overview, I will turn the call over to Tom Vacchiano CEO.

(TOM)

Thanks Mike.

Discuss Strategic Rationale for Amazys

-	Let me start by saying that Amazys’ Board and management fully support this transaction and we expect it will give rise to increase the value of the combined shareholder base. Amazys’ shareholders in particular are expected to benefit through an attractive premium.

-	I am also personally very excited about this opportunity for Amazys. Our decision to be acquired by X-Rite was influenced by many factors, among them the opportunity to strengthen both our financial and competitive position in the overall color industry.

Benefits of the Combination

-	We will benefit from combining X-Rites strong presence in Americas and Asia with Amazys’ strong presence in Europe.

-	X-Rite is a leader in the automotive, retail and pressroom markets and Amazys is a leader in leader in graphic arts, visual evaluation solutions and web-based color communication.

-	We both have strong strategic partnerships with some of the world’s leading companies—X-Rite’s customer base includes Xerox, PPG, Komori, while Amazys’ includes Heidelberg, HP. These companies have come to rely upon X-Rite and Amazys’ technology solutions to create competitive advantages and drive productivity.

-	Until this acquisition has been completed, X-Rite and Amazys will continue to operate as separate companies.

-	In coming months, our customers will continue to receive the same quality of service they are accustomed to and will continue to work with their current X-Rite contacts. We can assure our customers that they can continue to make color management investments with confidence.

-	In the long term, we believe that this acquisition will support our customers’ business growth by driving down their costs, increasing their productivity and stimulating their top-line growth through accelerated innovation.

-	We enter this transaction with a firm belief that growth and prosperity prospects for the combined company will exceed Amazys on a stand-alone basis and the benefits of the combination will be realized more quickly than those that would be achieved by our current business plan.

-	Through the combination of X-Rite and Amazys, we plan to leverage our combined technical and operating resources to deliver to our customers an even more compelling set of products and get them to market more quickly and more competing prices. With our current strength combined, we believe the combined company will be better positioned to deliver innovative new color solutions.

-	The combination with X-Rite represents a major milestone in our history to date. I want to thank all of our employees worldwide, our customers, our suppliers, our dealers, and our loyal investors for their dedication in building the company into a global color leader. This is in no way the end of the story for Amazys, but rather a bold and positive step into our next chapter of value enhancement for our shareholders.

-	With that, I will turn the call over to Mary Chowning, X-Rite’s CFO who will go into more detail on the financial benefits of this transaction.

(MARY)

Thank you Tom.

Cost Synergies Review

-	As Mike highlighted earlier, we believe that there are significant synergies available to X-Rite through this transaction.

-	I wanted to add more of the detail underlying these assumptions, as well as to highlight some of the elements of our integration planning and our commitment to successfully completing this transaction. Those of you who have followed X-Rite over the years know that the company has experience with mergers and acquisitions. I think it is worthwhile to highlight how we think that this combination relative to other transactions we’ve completed and others that you may have followed in the industry.

-	Specifically we believe that the integration challenge and risk associated with this transaction is low. That doesn’t mean it won’t be hard work, but the work to be done is in areas where we clearly have experience.

-	We think the story here is one of synergies. Synergies are primarily based on cost savings. In-depth analysis of synergies has been performed. Cost synergies are expected to be achieved largely by office consolidations, operating efficiencies and headcount reductions. We believe that the manufacturing synergy opportunities are significant and easy to identify. We plan to have a planned restructuring charge of $20 million and by year three total estimated annual cost savings of $25 million is expected, along with a target gross margin of 63 percent. Summarizing the cost synergies as follows:

Manufacturing	$9.0 million

Selling & Marketing	$5.5 million

Engineering & R&D	$5.0 million

G & A	$5.5 million

-	The net present value of these synergies and the restructuring charge is approximately 75 CHF per share.

-	We plan to provide you with more detail in future calls on the synergies once our S-4 is filed.

-	We have highlighted the significant operating expense savings we think we can achieve through this transaction. Due to these below the line savings and due to the high incremental gross margins available to us, we believe that we can withstand some revenue attrition and still have an accretive transaction on a cash earnings per share basis in the second year.

-	If we do a good job for our customers, we believe the levels of revenue attrition will be modest, but I did want to help you understand that we believe that we have the ability to absorb revenue attrition and still deliver an attractive accretion outcome.

-	Again we want you to know that we are taking the integration plan seriously. There are many things that Amazys brings to the table that we need to thoughtfully incorporate into the X-Rite organization.

-	Amazys has a valuable pool of engineering talent. We want to keep their best and brightest so that together we can further drive innovation for our customers. Amazys’ key relationships and brand presence are also important assets that we want to integrate and grow.

DISCUSS THE INTEGRATION PLAN AND STRATEGY

Our integration planning and strategy work began simultaneously with our due diligence over four months ago. The key elements of our integration strategy include:

-	Establish leadership team early in the process with clear roles and responsibilities

-	Talent – choose the best regardless of company and treat all with respect and fairness

-	Make decisions quickly and execute, execute, execute

-	Move to common systems and shared culture while preserving key core competencies of both companies

-	Revenue and customer retention are a top priority

-	We have hired and will transfer several key personnel to work exclusively on integration for the next year to 18 months to ensure we hit our marks. We will also use key outside resources as necessary.

-	The integration team will report directly to Tom Vacchiano.

Balance Sheet Review

-	Now let me turn to a discussion of items that pertain to our balance sheet.

-

We anticipate one-time integration cost and other costs associated with this transaction to be approximately $20 million. These costs will be used for such things as severance, lease write-offs and other contingencies.

Importantly, the one-time costs will include provisions for retention payments for selected Amazys and X-Rite employees. We think it is very important that we retain key skills and capabilities within the Amazys operation prior to the close of the transaction and during the subsequent integration period.

-	Yesterday we entered into a financing commitment with Goldman Sachs for financing the acquisition and our future growth.

Revolver	$ 40 million

Term B Loan	$120 million

Second Lien Loan	$ 60 million

Total	$220 million

-	As you know both X-Rite and Amazys have long histories of strong cash flow. Mike and I have extensive experience operating successfully in leveraged environments. Our financial plan for the combined structure provides for repayment of debt, as well as investments in growth. Over time, we expect to improve our cash flow, strengthen our balance sheet and rapidly repay our debt in two to five years, which will drive our leverage down significantly.

-	We believe that we have an excellent debt partner in Goldman Sachs.

-	Additionally, all cost center managers will receive extensive training in debt management. As part of this training, we will develop new management metrics.

-	Finally, let me comment on our outlook on dividends.

-	X-Rite has a very strong balance sheet and a high degree of financial flexibility. We expect to have more than adequate financial resources to implement the integration and execution roadmap associated with the Amazys transaction. Accordingly, we plan to keep our dividend intact.

-	In connection with the filing of the formal offer prospectus, we will file an S-4 registration statement in early March. The S-4 will include proforma information and a complete description of the transaction.

-	As you probably know, we cannot conduct business on a combined basis until the consummation of the transaction, expected to close in the late Spring of 2006, but we are able to engage in integration planning in advance of the transaction closing. A strong team of X-Rite and Amazys executives will lead the new organization. They have made good progress in thinking through the integration roadmap and execution plan. We will be able to share additional details about this as well as provide you with more granular combined company forecasts as we get more visibility on the closing of the transaction.

-	The final point I want to cover relates to the commitment that X-Rite has to complete this transaction. We are prepared to work aggressively to see this transaction through to successful closure as announced. We will work very constructively with the regulators and shareholders to make this happen.

-	Now I want to hand the call back over to Mike for some concluding comments.

(Mike)

Thanks Mary.

-	I hope you can appreciate why Tom and I, along with the rest of our management teams are so excited about this transaction.

-	We have a long demonstrated our commitment to creating shareholder value and we believe that the combination of X-Rite and Amazys will deliver increased value to the shareholders of both companies.

-	Over the long-term, we believe that the combined company will be better positioned to accelerate delivery of a set of compelling and cost-effective solutions for a wide range of color products to our growing customer base.

-	Moreover, we believe that we have tangible, achievable opportunities for value creation through expense savings, high gross margins and earning per share accretion.

-	With that, we will be happy to take your questions.